Ex. 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SONENDO, INC.

Sonendo, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 2, 2021, as amended (the “Certificate of Incorporation”). The amendment to the Certificate of Incorporation being effected hereby is as follows:

Article IV of the Certificate of Incorporation be and hereby is amended by adding the following after the first paragraph of Article IV:

“Reverse Stock Split. Upon effectiveness (“Effective Time”) of this amendment to the Certificate of Incorporation, a one-for-two hundred reverse stock split (the “Reverse Stock Split”) of the Corporation’s Common Stock shall become effective, pursuant to which each two hundred (200) shares of Common Stock outstanding and held of record by each stockholder of the Corporation and each share of Common Stock held in treasury by the Corporation immediately prior to the Effective Time (“Old Common Stock”) shall automatically, and without any action by the holder thereof, be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock (“New Common Stock”), subject to the treatment of fractional interests as described below and with no corresponding reduction in the number of authorized shares of our Common Stock. The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Old Common Stock and all references to such Old Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Old Common Stock shall be deemed to be references to the New Common Stock or options or rights to purchase or acquire shares of New Common stock, as the case may be, after giving effect to the Reverse Stock Split. No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the OTCQX or other principal market of our common stock, as applicable, as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

SECOND: This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware. This Certificate of Amendment shall be effective at 12:01 a.m., Eastern Time, on October 18, 2024.

THIRD: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

[signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by John Bostjancic, its Chief Financial Officer, this 16th day of October, 2024.

Sonendo, Inc.

A Delaware corporation

By:	/s/ John Bostjancic
John Bostjancic Chief Financial Officer